Filed Pursuant to Rule 424(b)(3)

Registration No. 333-137553

PROSPECTUS

Laboratory Corporation of America Holdings

OFFER TO EXCHANGE

a new series of Zero Coupon Convertible Subordinated Notes due 2021

and an Exchange Fee for all of our outstanding Liquid Yield Option™ Notes due 2021

Subject to the Terms and Conditions described in this Prospectus

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus, a new series of Zero Coupon Convertible Subordinated Notes due 2021 and an exchange fee of $2.50 per $1,000 aggregate principal amount at maturity for all of our outstanding Liquid Yield Option™ Notes due 2021. We refer to this offer as the “exchange offer.” We refer to our existing Liquid Yield Option™ Notes due 2021 as the “Old Notes” and to the new series of Zero Coupon Convertible Subordinated Notes due 2021 issued in exchange for the Old Notes in the exchange offer as the “New Notes.” The CUSIP numbers of the Old Notes are 50540R AB 8 and 50540R AC 6.

•	Tenders of Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	As explained more fully in this prospectus, the exchange offer is subject to a minimum of $371,983,000 of aggregate principal amount at maturity of Old Notes being tendered for exchange and customary conditions, which we may waive.

•	The exchange offer expires at 5:00 p.m., New York City time, on October 23, 2006, unless extended, which date we refer to as the expiration date.

The New Notes

•	Comparison: The terms of the New Notes differ from the terms of the outstanding Old Notes in the following ways:

•	Each New Note with a principal value of $1,000 at maturity is convertible if certain conditions are met into cash in an amount equal to the lesser of (a) the accreted principal amount of the New Notes to be converted on the conversion date and (b) the product of the then applicable conversion rate multiplied by the average of the sale prices of our common stock during the ten consecutive trading days beginning on the second trading day after the conversion date (which we refer to as the “conversion value”), and the remainder, if any, of the conversion value in excess of the accreted principal amount of the New Notes will be paid in shares of our common stock, subject to adjustment, under the circumstances and during the periods described in this prospectus. The Old Notes are convertible if certain conditions are met only into common stock.

•	The purchase price of any New Notes that a holder may require us to repurchase on September 11, 2011 must be satisfied in cash. The purchase price of the Old Notes may be paid at our election in cash, shares of our common stock, or a combination of both.

•	In the event of certain mergers, consolidations, binding share exchanges or transfers of all or substantially all of our assets in which holders of our common stock may elect the form of consideration, the New Notes will be convertible in certain circumstances (subject to net share settlement) into the consideration received per share of common stock that a majority of the holders of our common stock have elected to receive. In the event of certain mergers, consolidations, binding share exchanges or transfers of all or substantially all of our assets in which holders of our common stock may elect the form of consideration, the Old Notes are convertible into the consideration received per share of common stock by the plurality of the holders that did not make an election.

•	Maturity: The New Notes will mature on September 11, 2021.

•	Interest Payments: We will not pay interest on the New Notes prior to maturity unless contingent cash interest becomes payable, which is payable to the holders of New Notes for the six month period from September 12, 2006 to March 11, 2007 and during any six-month period from March 12 to September 11 and from September 12 to March 11, commencing March 12, 2007, if the average market price of a New Note for the applicable five trading day period as defined herein equals 120% or more of the sum of the initial principal amount of the New Notes upon issuance and accrued original issue discount for such New Notes. The amount of contingent interest payable for each $1,000 principal amount at maturity of New Notes in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) 0.0625% of the average market price of $1,000 principal amount at maturity of New Notes for the applicable five trading day period or (2) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate; provided that if we do not pay regular cash dividends during a six-month period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of $1,000 principal amount at maturity of New Notes for the applicable five trading day period.

•	Optional Redemption: We may redeem all or a portion of the New Notes for cash, at our option at any time, at the redemption prices set forth in this prospectus.

•	Repurchase at Option of Holders: Holders may require us to purchase for cash all or a portion of their New Notes on September 11, 2011.

SEE “ RISK FACTORS” BEGINNING ON PAGE 13 FOR A DISCUSSION OF ISSUES THAT YOU SHOULD CONSIDER WITH RESPECT TO THE EXCHANGE OFFER.

None of our Board of Directors, Laboratory Corporation of America Holdings, the exchange agent, the information agent, the dealer manager or any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes plus the exchange fee.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

Dealer Manager

October 23, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the dealer manager has not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, prospects and consolidated financial condition and results of operations may have changed since that date. This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge to securityholders upon written or oral request to Laboratory Corporation of America Holdings, Office of the Corporate Secretary, 358 South Main Street, Burlington, North Carolina 27215, telephone (336) 229-1127. In order for you to receive timely delivery of the documents before the expiration date of the exchange offer, you must request the information no later than October 16, 2006.

Laboratory Corporation of America Holdings, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

The following summary should be read in conjunction with the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. As used in this prospectus, the words “we,” “us,” “our” or “LabCorp” refer to Laboratory Corporation of America Holdings and its subsidiaries, unless otherwise specified or the context otherwise requires.

Laboratory Corporation of America Holdings

We are headquartered in Burlington, North Carolina, and are the second largest independent clinical laboratory company in the United States based on 2005 net revenues. Since our founding in 1971, we have grown into a national network of 36 primary laboratories and over 1,300 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. Through a national network of laboratories, we offer a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, we have developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

We are a Delaware corporation, and our principal executive offices are located at 358 South Main Street, Burlington, North Carolina 27215, and our telephone number is (336) 229-1127.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Reasons for the Exchange Offer

The purpose of the exchange offer is to exchange the Old Notes for the New Notes with certain different terms, including the net share settlement feature on conversion, which we believe will reduce the likelihood and extent of dilution to our stockholders. We include the impact of the assumed conversion of our Old Notes into our common stock under the “if-converted” method when computing our diluted earnings per share when it has the effect of decreasing diluted earnings per share. We believe the terms of the New Notes will allow the number of shares used in computing our diluted earnings per share to be less than the number included under the terms of the Old Notes.

For a more detailed description of these changes, see “—Material Differences Between the Old Notes and the New Notes.”

Terms of the Exchange Offer and Exchange Fee

We are offering to exchange $1,000 in principal amount at maturity of New Notes and an exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes for each $1,000 in principal amount at maturity of our Old Notes validly tendered and not validly withdrawn. New Notes will be issued in denominations of $1,000 and integral multiples of $1,000. You may tender all, some or none of your Old Notes.

Conditions to the Exchange Offer

The exchange offer is subject to a minimum of $371,983,000 of aggregate principal amount at maturity of Old Notes being tendered for exchange and customary conditions, including the condition that the registration statement of which this prospectus forms a part has become effective. See “The Exchange Offer—Conditions to the Exchange Offer.”

Expiration Date; Extension

The exchange offer will expire at 5:00 p.m., New York City time, on October 23, 2006, unless extended or earlier terminated by us, which date we refer to as the “expiration date.” We may extend the expiration date for any reason. If we decide to extend the exchange offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer.

Withdrawal of Tenders	The tender of the Old Notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Procedures for Exchange

A holder who wishes to tender Old Notes in the exchange offer must transmit to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. We intend to accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the New Notes and pay the exchange fee promptly after expiration of the exchange offer, upon the terms and subject to the conditions in this prospectus.

Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, which we refer to as DTC, Automated Tender Offer Program, which we refer to as ATOP, procedures for transfer. Custodial entities that are participants in DTC must tender Old Notes through DTC’s ATOP. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities. See “The Exchange Offer—Terms of the Exchange Offer.”

Amendment of the Exchange Offer

We reserve the right to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses

We estimate that the total fees and expenses of the exchange offer, assuming all of the Old Notes are exchanged for New Notes, will be approximately $3.2 million, including the exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes.

Certain U.S. Federal Income Tax Consequences

The United States federal income tax consequences of the exchange of Old Notes for New Notes are not entirely clear. We intend to take the position, however, that the exchange of Old Notes for New Notes will not constitute a significant modification of the terms of the Old Notes and that, as a result, the New Notes will be treated as a continuation of the Old Notes and there will be no United States federal income tax consequences to holders who participate in the exchange offer, except that holders will have to recognize the amount of the exchange fee as ordinary income. Unless an exemption applies, we may withhold at a rate of 30% from the payment of the exchange fee to any Non-United States holder (as defined herein) participating in the exchange offer.

By participating in the exchange offer, each holder will be deemed to have agreed, pursuant to the indenture governing the New Notes, to treat the exchange as not constituting a significant modification of the terms of the Old Notes. If, contrary to this position, the exchange of Old Notes for New Notes does constitute an exchange for United States federal income tax purposes, the tax consequences to holders could be materially different. For a discussion of the potential tax consequences of the exchange, see “Certain U.S. Federal Income Tax Consequences.”

Old Notes Not Tendered or Accepted for Exchange

Any Old Notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your Old Notes in the exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes, you will not receive the exchange fee, and you will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Consequences of Not Exchanging Old Notes

If you do not exchange your Old Notes in the exchange offer, the liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Notes are tendered and accepted for exchange in the exchange offer. Holders who do not exchange their Old Notes for New Notes will not receive the exchange fee. Holders of Old Notes who do not exchange their Old Notes for New Notes can continue to convert their Old Notes during the term of the Old Notes in accordance with the terms of the Old Notes.

Deciding Whether to Participate in the Exchange Offer

Neither we nor our officers or directors have made any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus, including the “Risk Factors” and the information incorporated by reference in this prospectus, and consulting with your advisors, if any, based on your own financial position and requirements.

Exchange Agent	The Bank of New York.

Dealer Manager	Lehman Brothers Inc.

Information Agent	D.F. King & Co., Inc.

Trading

Our common stock is traded on the New York Stock Exchange under the symbol “LH.” The Old Notes were not listed on any national securities exchange or automated quotation system and we do not intend to list the New Notes on any national securities exchange or automated quotation system.

Material Differences Between the Old Notes and the New Notes

While the terms of the New Notes are substantially similar to the terms of the Old Notes, certain material differences between the Old Notes and New Notes are described in the table below. The table below should be read in conjunction with the information contained elsewhere in this prospectus and the documents governing the Old Notes and the New Notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New Notes, see “Description of the New Notes.”

	Old Notes	New Notes
Securities	$743,966,000 aggregate principal amount at maturity of outstanding Liquid Yield Option™ Notes due 2021 (“Old Notes”).	Up to $743,966,000 aggregate principal amount at maturity of new Zero Coupon Convertible Subordinated Notes due 2021 “New Notes”).

The accreted principal amount of the Old Notes for the six month period beginning September 11, 2006 is $741.92 per $1,000 principal amount at maturity, and principal of the Old Notes will continue to accrete at a rate of 2.0% per year (computed on a semi-annual bond equivalent basis).

The New Notes will be issued at an original issue discount, with an initial principal amount upon issuance equal to the accreted principal amount of the Old Notes exchanged, and principal of the New Notes will accrete at a rate of 2.0% per year (computed on a semi-annual bond equivalent basis) from September 11, 2006. The principal amount of the New Notes will accrete on March 11 and September 11 of each year, beginning March 11, 2007.

As consideration for exchanging the Old Notes for the New Notes, holders exchanging Old Notes will receive an exchange fee of $2.50 per $1,000 principal amount at maturity of Old Notes exchanged. The exchange fee will be payable to such holders of Old Notes on the exchange date.

Payment upon Conversion	Upon conversion of Old Notes, we will deliver shares of our common stock.

We will satisfy in cash our obligation with respect to the accreted principal amount of the New Notes to be converted, with the remaining amount, if any, to be satisfied in shares of our common stock, in each case as described below.

The settlement amount will be computed for each $1,000 principal amount at maturity of the New Notes as follows:

•      a cash amount equal to the lesser of (i) the aggregate accreted principal amount of the New Notes to be converted on the conversion date and (ii) the conversion value (as defined below) of the New Notes to be converted; and

Old Notes	New Notes

•      if the conversion value exceeds the aggregate accreted principal amount of the New Notes to be converted, a number of shares of our common stock equal to the greater of (i) zero and (ii) the sum of, for each trading day of the cash settlement averaging period (as defined below), the quotient of (A) 10% of the difference between (1) the product of the conversion rate then in effect and the sale price of our common stock for such day and (2) the accreted principal amount of the New Notes on the conversion date, divided by (B) the sale price of our common stock for such day.

The “accreted principal amount” with respect to $1,000 principal amount at maturity of a New Note means, at any date of determination, the sum of (1) the initial principal amount of the New Note upon issuance and (2) the accrued original issue discount that has been accreted to the principal amount of the New Note.

The “conversion value” with respect to $1,000 principal amount at maturity of a New Note means, on any date of determination, the product of (1) the conversion rate then in effect and (2) the average of the sale prices of our common stock for each trading day in the cash settlement averaging period.

The “cash settlement averaging period” with respect to any New Note means the ten consecutive trading days beginning on the second trading day after the conversion date (as defined under “Description of the New Notes—Conversion Rights—Payment upon Conversion”) for those New Notes.

We will settle our obligation to deliver cash and shares of our common stock, if any, arising from any conversion on the third trading day following the final trading day of the relevant cash settlement averaging period.

	Old Notes	New Notes

Unlike the Old Notes, the exact number of
shares of common stock, if any, issuable
upon conversion of the New Notes will not
be known until the expiration of the
ten-trading day cash settlement averaging

period. As a result, the value of the
common stock to be received on conversion
may fluctuate between the time a
conversion notice is delivered and the time
a holder receives the common stock issued
upon a conversion.

Settlement upon Conversion upon Certain Corporate Transactions	If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert an Old Note into shares of our common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of LabCorp or another person which the holder would have received if the holder had converted the holder’s Old Notes immediately prior to the transaction, assuming that such holder made no election with respect thereto and was treated alike with the plurality of non-electing holders.	If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert each $1,000 principal amount at maturity of New Notes into cash and shares of our common stock, if any, will be changed into a right to convert it into the kind and amount of securities, cash or other assets (the “reference property”) of LabCorp or another person which the holder would have received if the holder had converted each $1,000 principal amount at maturity of the holder’s New Notes immediately prior to the transaction into a number of shares of our common stock equal to the then applicable conversion rate. However, at and after the effective time of the transaction, the cash portion of the payment upon conversion will continue to be payable in cash (instead of reference property), but the conversion value will be calculated based on the sale prices of the reference property during the cash settlement averaging period instead of our common stock. In determining the amount of reference property to be received by the holder of a New Note in connection with a consolidation, merger, sale or binding share exchange in which our shareholders may elect the form of consideration, the holders of the New Notes will be assumed to have elected to receive the same consideration elected by a majority of the holders of our common stock.

	Old Notes	New Notes
Settlement upon Repurchase at Option of Holders	If holders of the Old Notes require us to repurchase their Old Notes at their option on September 11, 2011, we may, at our option, pay the purchase price in cash or shares of our common stock, or a combination thereof.	If holders of the New Notes require us to repurchase their New Notes at their option on September 11, 2011, we must pay the purchase price in cash only.

Accounting Treatment	We currently use the “if converted” method of accounting and have used this method since the adoption of Emerging Issues Task Force (“EITF”) 04-8. EITF 04-8 became effective for all reporting periods ending after December 15, 2004. Prior to the adoption of EITF 04-8, no shares underlying the Old Notes were included in our diluted earnings per share calculations unless the market price contingency relating to the conversion of the Old Notes was reached. However, with the adoption of EITF 04-8, the market price contingent conversion feature is effectively ignored for purposes of calculating our diluted earnings per share, and since the Old Notes provided for the delivery of shares of our common stock upon conversion in all cases, we have been accounting for the Old Notes under the “if converted” method (which provides that all shares underlying the New Notes be included when calculating our diluted earnings per share results) since the fourth quarter of 2004.	The terms of the New Notes require us to settle our conversion obligation in cash up to an amount equal to the accreted principal amount of the New Notes to be converted, with the remaining amount, if any, of our conversion obligation to be satisfied in shares of our common stock. As such, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share, EITF 90-19 and 04-8, we will be required to use the treasury stock equivalent method to calculate the dilutive impact on earnings per share. Under this method, our diluted shares outstanding will reflect only the shares of common stock issuable to settle the conversion obligation assuming conversion at period-end. Consequently, the New Notes will result in a lower diluted share count and higher diluted earnings per share in the future. The number of additional shares will be determined by the formula set forth in “Description of the New Notes—Conversion Rights—Payment upon Conversion.”

Subordination	All payments, including payment of the principal amount at maturity, accrued original issue discount, redemption price, purchase price, and contingent cash interest, are subordinate and subject in right of payment to the prior payment in full of all our senior indebtedness.	All payments, including principal amount at maturity, accrued original issue discount, redemption price, purchase price and contingent cash interest, plus cash due upon conversion, are subordinate and subject in right of payment to the prior payment in full of all our senior indebtedness.

Summary of the New Notes

The following is a summary of some of the terms of the New Notes. For a more complete description of the terms of the New Notes, see “Description of the New Notes.”

Issuer	Laboratory Corporation of America Holdings.

New Notes Offered

Up to $743,966,000 aggregate principal amount at maturity of New Notes due September 11, 2021. We will not make periodic payments of interest on the New Notes prior to maturity unless contingent interest becomes payable as described below. Each New Note will be issued at an initial principal amount of $741.92 with a principal amount at maturity of $1,000.

Maturity of New Notes	September 11, 2021.

Yield to Maturity of New Notes

The New Notes will accrue original issue discount from September 11, 2006 at a rate of 2% per year, calculated on a semiannual bond equivalent basis from an initial principal amount of $741.92 to $1,000 principal amount at maturity, assuming no contingent cash interest is paid. The principal amount of the New Notes will accrete on March 11 and September 11 of each year, beginning March 11, 2007.

Conversion Rights	Holders may surrender New Notes for conversion into cash and, if applicable, shares of our common stock prior to the maturity date only if at least one of the following conditions is satisfied:

•	during any calendar quarter commencing after September 30, 2006, if the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, beginning at 117.5642% and declining 0.1282% per calendar quarter thereafter until it reaches approximately 110% for the calendar quarter beginning July 1, 2021, of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter;

•	during any period that the rating assigned to the New Notes by Standard & Poor’s Ratings Services is BB– or lower;

•	if we have called the New Notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Upon conversion, we will satisfy our obligation with respect to the accreted principal amount of the New Notes in cash, with the remaining amount, if any, to be satisfied in shares of our common stock, in each case as described below.

The settlement amount for each $1,000 principal amount at maturity of the New Notes will be computed as follows:

•	a cash amount equal to the lesser of (i) the aggregate accreted principal amount of the New Notes to be converted on the conversion date and (ii) the conversion value (as defined below) of the New Notes to be converted; and

•	if the conversion value exceeds the aggregate accreted principal amount of the New Notes to be converted, a number of shares of our common stock equal to the greater of (i) zero and (ii) the sum of, for each trading day of the cash settlement averaging period (as defined below), the quotient of (A) 10% of the difference between (1) the product of the conversion rate then in effect and the sale price of our common stock for such day and (2) the accreted principal amount of the New Notes on the conversion date, divided by (B) the sale price of our common stock for such day.

The initial conversion rate is 13.4108 shares of common stock per $1,000 principal amount at maturity, subject to adjustment upon occurrence of certain events described in the indenture.

The “accreted principal amount” with respect to $1,000 principal amount at maturity of a New Note means, at any date of determination, the sum of (1) the initial principal amount of the New Note upon issuance and (2) the accrued original issue discount that has been accreted to the principal amount of the New Note.

The “conversion value” with respect to $1,000 principal amount at maturity of a New Note means, on any date of determination, the product of (1) the conversion rate then in effect and (2) the average of the sale prices of our common stock for each trading day in the cash settlement averaging period.

The “cash settlement averaging period” with respect to any New Note means the ten consecutive trading days beginning on the second trading day after the conversion date (as defined under “Description of the New Notes—Conversion Rights—Payment upon Conversion”) for those New Notes.

Ranking

Payment on the New Notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. Payment on the New Notes will also effectively be subordinated to all of our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

Contingent Interest

Subject to the record date provisions described below, we will pay contingent cash interest to the holders of New Notes during any six-month period from September 12 to March 11 and from March 12 to September 11, with the initial six-month period commencing on September 12, 2006, if the average market price of a New Note for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the initial principal amount of the New Note upon issuance and accrued original issue discount for the New Note as of the day immediately preceding the first day of the applicable six-month period.

During any period when contingent cash interest shall be payable, the contingent cash interest payable for each $1,000 principal amount at maturity of New Note in respect of any quarterly period will equal the greater of 0.0625% of the average market price of $1,000 principal amount at maturity of the New Notes for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate, provided that if we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of 0.125% of the average market price of $1,000 principal amount at maturity of the New Notes for the measurement period. Notwithstanding the foregoing, contingent cash interest shall be payable on the New Notes for the six-month period from September 12, 2006 to March 11, 2007, and solely for the purpose of determining the amount of contingent cash interest payable during this six-month period, the average market price for the applicable measurement period will be determined by reference to the average market price of the Old Notes.

Contingent cash interest, if any, will accrue and be payable to holders of New Notes as of the record date, which shall be the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of New Notes as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

Original Issue Discount

We will issue the New Notes at an initial principal amount significantly below the principal amount at maturity of the New Notes. The original issue discount accrues from September 11, 2006 at a rate of 2% per year, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. Original issue discount and contingent cash interest, if any, will cease to accrue on a New Note upon its maturity, conversion, purchase by us at the option of a holder or redemption. The principal amount of the New Notes will accrete on March 11 and September 11 of each year, beginning March 11, 2007.

Taxation of New Notes

As discussed above under “Summary—The Exchange Offer—Certain U.S. Federal Income Tax Consequences” we intend to take the position that the New Notes should be treated as a continuation of the Old Notes for U.S. federal income tax purposes. Consistent with that position and our treatment of the Old Notes, we intend to continue to treat the New Notes as debt instruments subject to the Treasury regulations that provide special rules for contingent payment debt instruments. The New Notes will continue to accrue original issue discount for U.S. federal income tax purposes. You will agree in the indenture to treat your New Notes as contingent payment debt instruments for U.S. federal income tax purposes and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination of the “comparable yield,” which is the rate at which interest income will be deemed to accrue for U.S. federal income tax purposes. Under the contingent payment debt regulations, even if we do not pay any contingent cash interest on the New Notes, holders will be required to include accrued interest income, at a rate equal to the comparable yield, in their gross income for U.S. federal income tax purposes. The comparable yield will exceed the stated yield to maturity. See “Certain U.S. Federal Income Tax Consequences.”

Sinking Fund	None.

Redemption of New Notes at the Option of LabCorp

We may redeem the New Notes for cash, as a whole at any time or from time to time in part, at the redemption prices set forth under “Description of the New Notes—Redemption of New Notes at the Option of LabCorp.” We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of New Notes.

Purchase of New Notes by LabCorp at the Option of the Holder	On September 11, 2011 (which we refer to as the purchase date), we may, at the option of the holder, be required to purchase any outstanding New Note at a purchase price of $819.54 in cash.

Trading Symbol of Our Common Stock	Our common stock is quoted on the New York Stock Exchange under the symbol “LH.”

Trading	We do not intend to list the New Notes on any national securities exchange or automated quotation system.

RISK FACTORS

You should carefully consider the risks described below with the other information contained or incorporated by reference in this prospectus before exchanging Old Notes for New Notes. If any of the following risks actually occurs, our business, consolidated financial condition or results of operations could be materially and adversely affected. In that case the trading prices of the New Notes, the Old Notes and our common stock could decline substantially.

Risks Relating to New Notes

There is no current market for the New Notes and we cannot assure you that an active trading market will develop or that a significant amount of New Notes will be issued in connection with the exchange offer.

There is no established trading market for the New Notes. The Old Notes may be traded on the over-the-counter market. It is expected that the New Notes will be traded in the over-the-counter market, but there can be no assurance as to the liquidity of any market for the New Notes, the ability of the holders to sell their New Notes, or the prices at which holders of the New Notes would be able to sell their New Notes. The New Notes could trade at prices higher or lower than their initial principal amount upon issuance depending on many factors. Accordingly, there can be no assurance that an active trading market for the New Notes will develop. Furthermore, if an active trading market were to develop, the market price for the New Notes may be adversely affected by changes in prevailing interest rates, our operating results, the market price of our common stock, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

The closing of the exchange offer is conditional upon a minimum amount of Old Notes being tendered and accepted in the exchange offer. To the extent that Old Notes are not tendered and accepted for exchange in the exchange offer, the trading market, if any, for New Notes could be significantly more limited than the trading market for the Old Notes. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the New Notes may be affected adversely. A limited float could also make the trading price of New Notes more volatile. Issuance of New Notes will also reduce the float of the Old Notes, which may adversely affect the market price of the Old Notes.

We may not have the ability to raise the funds necessary to finance the purchase of the New Notes at the option of the holders or the cash portion of the payment upon conversion of the New Notes.

On September 11, 2011, holders of the New Notes may require us to purchase their New Notes. In addition, we will be required to pay a portion of the amount due to holders of the New Notes on conversion in cash. However, it is possible that we would not have sufficient funds at that time to make the required purchase of New Notes or cash payment upon conversion of the New Notes. In addition, our ability to repurchase the New Notes or to make the cash payment upon conversion may be limited by law and the terms of the agreements relating to our indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The use of available cash to fund the required cash payments may also impair our ability to obtain additional financing in the future. See “Description of the New Notes—Purchase of New Notes by LabCorp at the Option of the Holder” and “Description of the New Notes—Conversion Rights—Payment upon Conversion.”

The conditional conversion feature of the New Notes could result in your not being able to receive the value of the cash and shares of our common stock, if any, into which a New Note is convertible.

The New Notes are convertible into cash and, if applicable, shares of our common stock only if specified conditions are met. If the specified conditions are not met, you will not be able to convert your New Notes, and you may not be able to receive the value of the cash and, if applicable, shares of our common stock into which the New Notes would otherwise be convertible.

The net share settlement feature of the New Notes may have adverse consequences.

The New Notes will be subject to net share settlement, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the accreted principal amount and the conversion value of the New Notes and by delivering shares of our common stock in settlement of any conversion obligation in excess of the accreted principal amount of the New Notes, as described under “Description of the New Notes—Conversion Rights—Payment upon Conversion.” Accordingly, upon conversion of a New Note, holders may not receive any shares of common stock. In addition, any settlement of a conversion of New Notes into cash and shares of our common stock will be delayed until at least the 14th trading day following our receipt of the holder’s conversion notice. Accordingly, a converting holder may receive less value than expected because the value of the shares of common stock may decline (or fail to appreciate as much as the holder may expect) between the day that the holder exercise its conversion right and the day the conversion value of the New Notes is determined.

We expect that the trading value of the New Notes will be significantly affected by the price of our common stock and other factors.

The market price of the New Notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the New Notes than would be expected for nonconvertible debt securities. In addition, the price of our common stock could be affected by possible sales of our common stock by investors who view the New Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading value of the New Notes.

The New Notes are not protected by restrictive covenants.

The indenture governing the New Notes will not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or liens or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture for the New Notes also will not contain covenants or other provisions to afford protection to holders of the New Notes in the event of a change in control or other fundamental change involving us.

You should consider the U.S. federal income tax consequences of owning New Notes.

Every holder will agree with us to treat its New Notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result, despite some uncertainty as to the proper application of the applicable Treasury regulations, you will be required to include in your gross income each year amounts of interest in excess of the initial yield to maturity of the New Notes. You will recognize gain or loss upon the sale, exchange, conversion or retirement of a New Note in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of any of our common stock, if any, received, and your adjusted tax basis in the New Note. Any gain recognized by you on the sale, exchange, conversion or retirement of a New Note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and capital loss thereafter. See “Certain U.S. Federal Income Tax Consequences.”

The New Notes are subordinated in right of payment to other indebtedness.

The New Notes will be unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. As a result, our assets will be available to pay obligations on the New Notes only after all senior indebtedness has been paid in full, and we may not have sufficient assets remaining to repay in full all of the New Notes then outstanding if we become insolvent or are forced to liquidate our assets, we default on our senior indebtedness, or the New Notes are accelerated due to any other event of default. In addition, because we are a holding company whose operations are conducted through operating subsidiaries, the New Notes will be structurally subordinated to any and all existing and future indebtedness, whether or not secured, and other liabilities and claims of holders of preferred stock of any of our subsidiaries. The New Notes will be exclusively obligations of LabCorp. Our subsidiaries have no obligation to pay any amounts due on the New Notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. The incurrence of additional indebtedness and other liabilities could materially and adversely affect our ability to pay our obligations on the New Notes. The terms of the New Notes will not limit our ability to incur senior indebtedness, and do not and will not limit our ability or the ability of our subsidiaries to incur other indebtedness or other liabilities. As of June 30, 2006, we had senior indebtedness outstanding of approximately $603.3 million. See “Description of the New Notes—Subordination.”

Risks Relating to the Exchange Offer

The U.S. federal income tax consequences of the exchange of the Old Notes for the New Notes are not entirely clear.

The U.S. federal income tax consequences of the exchange of Old Notes for New Notes are not entirely clear. We intend to take the position that the modifications to the Old Notes resulting from the exchange offer will not constitute a significant modification of the Old Notes. By participating in the exchange offer, each holder will be deemed to have agreed, pursuant to the indenture governing the New Notes, to treat the exchange as not constituting a significant modification of the terms of the Old Notes.

If the exchange of Old Notes for New Notes does not constitute a significant modification of the terms of the Old Notes for U.S. federal income tax purposes, the New Notes will be treated as a continuation of the Old Notes with no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer, apart from the receipt of the exchange fee, which will be treated as ordinary income. Unless an exemption applies, we may withhold at a rate of 30% from the payment of the exchange fee to any Non-U.S. Holder (as defined herein) participating in the exchange offer. If, contrary to our position, the exchange of the Old Notes for the New Notes does constitute a significant modification to the terms of the Old Notes, the U.S. federal income tax consequences to you could materially differ. See “Certain U.S. Federal Income Tax Consequences.”

If you do not exchange your Old Notes, the Old Notes you retain may become less liquid as a result of the exchange offer.

If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained and we cannot assure you as to the prices at which the Old Notes may be traded.

Our Board of Directors has not made a recommendation with regard to whether or not you should tender your Old Notes in the exchange offer and we have not obtained a third-party determination that the exchange offer is fair to holders of the Old Notes.

We are not making a recommendation as to whether holders of the Old Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Old Notes for purposes of negotiating the terms of the exchange offer and/or preparing a report concerning the fairness of the exchange offer. The value of the New Notes received in the exchange offer may not in the future equal or exceed the value of the Old Notes tendered and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Relating to Our Business

Changes in federal, state, local and third-party payer regulations or policies (or in the interpretation of current regulations or policies) may adversely affect governmental and third-party reimbursement for clinical laboratory testing.

Government payers, such as Medicare and Medicaid, as well as insurers, including managed care organizations, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reimbursement for the pathology services component of our business is also subject to statutory and regulatory reduction. Reductions in the reimbursement rates of other third-party payers may occur as well. Such changes in the past have resulted in reduced prices as well as added costs and have decreased test utilization for the clinical laboratory industry by adding often more complex new regulatory and administrative requirements. Further changes in federal, state, local and third-party payer regulations or policies may have a material adverse impact on our business.

We could face significant monetary damages and penalties and/or exclusion from the Medicare and Medicaid programs if we violate health care anti-fraud and abuse laws.

We are subject to extensive government regulation at the federal, state and local levels. Our failure to meet governmental requirements under these regulations, including those relating to billing practices and relationships with physicians and hospitals, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratories. While we believe we have structured our operations and relationships with care in an effort to meet all statutory and regulatory requirements, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

Our business would be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Amendments of 1988 or those of Medicare, Medicaid or other federal, state or local agencies.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Amendments of 1988, which we refer to as CLIA, extend federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. In addition, we are subject to regulation under state law. State laws may require that laboratories and/or laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, which may result in fines and penalties and loss of licensure, and have a material adverse effect upon our business.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All of our laboratories are subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

Regulations requiring the use of “standard transactions” for health care services issued under HIPAA may negatively impact our profitability and cash flows.

Pursuant to the Health Insurance Portability and Accounting Act of 1996, which we refer to as HIPAA, the Secretary of the Department of Health and Human Services, or HHS, has issued final regulations designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions while protecting the privacy and security of the information exchanged.

HHS issued guidance on July 24, 2003 stating that it will not penalize a covered entity for post-implementation date transactions that are not fully compliant with the transactions standards, if the covered entity can demonstrate its good faith efforts to comply with the standards. HHS’ stated purpose for this flexible enforcement position was to “permit health plans to mitigate unintended adverse effects on covered entities’ cash flow and business operations during the transition to the standards, as well as on the availability and quality of patient care.” However, beginning October 1, 2005, the Center for Medicare and Medicaid Services no longer processes incoming non-HIPAA-compliant electronic Medicare claims.

The HIPAA transaction standards are complex, and subject to differences in interpretation by payers. For instance, some payers may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payers or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. In addition, new requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement. We are working closely with our payers to establish acceptable protocols for claims submissions and with our trade association and an industry coalition to present issues and problems as they arise to the appropriate regulators and standards setting organizations.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

The HIPAA privacy and security regulations, which became fully effective in April 2003 and April 2005 respectively, establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. The regulations establish a complex regulatory framework on a variety of subjects, including:

•	the circumstances under which uses and disclosures of protected health information are permitted or required without a specific authorization by the patient, including but not limited to treatment purposes, activities to obtain payments for our services, and our healthcare operations activities;

•	a patient’s right to access, amend and receive an accounting of certain disclosures of protected health information;

•	the content of notices of privacy practices for protected health information; and

•	administrative, technical and physical safeguards required of entities that use or receive protected health information.

We have implemented policies and procedures related to compliance with the HIPAA privacy and security regulations, as required by law. The privacy regulations establish a “floor” and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy regulations and varying state privacy laws. In addition, for healthcare data transfers from other countries relating to citizens of those countries, we must comply with the laws of those other countries. The federal privacy regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability.

The clinical laboratory business is intensely competitive both in terms of price and service. Pricing of laboratory testing services is one of the significant factors often used by health care providers and third-party payers in selecting a laboratory. As a result of the clinical laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our net earnings and cash flows could be negatively impacted by such price competition.

Additional competition, including price competition, could have a material adverse impact on our net revenues and profitability.

Failure to develop, or acquire, licenses for new or improved testing technologies, or our customers using new technologies to perform their own tests, may limit our ability to successfully achieve our business strategy.

The clinical laboratory testing industry is subject to changing technology and new product introductions. Our success in maintaining a leadership position in genomic and other advanced testing technologies will depend, in part, on our ability to license new and improved technologies for early diagnosis on favorable terms. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that such arrangements will yield commercially successful diagnostic tests. If we are unable to license these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved technologies to expand our esoteric testing businesses, our testing methods may become outdated when compared with our competition and our testing volume and revenue may be materially and adversely affected.

In addition, advances in technology may lead to the development of more cost-effective point-of-care testing equipment that can be operated by physicians or other healthcare providers in their offices or by patients themselves without requiring the services of freestanding clinical laboratories. Development of such technology and its use by our customers would reduce the demand for our laboratory testing services and negatively impact our revenues.

Currently, most clinical laboratory testing is categorized as “high” or “moderate” complexity, and thereby is subject to extensive and costly regulation under CLIA. The cost of compliance with CLIA reduces the cost effectiveness for most physicians to operate clinical laboratories in their offices, and other laws limit the ability of physicians to have ownership in a laboratory and to refer tests to such a laboratory. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point-of-care laboratory equipment to physicians and by selling test kits approved for home or physician office use to both physicians and patients. Diagnostic tests approved for home use are automatically deemed to be “waived” tests under CLIA, which may then be performed in physician office laboratories as well as by patients in their homes with minimal regulatory oversight. Other tests meeting certain Food and Drug Administration, or FDA, criteria also may be classified as “waived” for CLIA purposes. The FDA has regulatory responsibility over instruments, test kits, reagents and other devices used by clinical laboratories and has taken responsibility from the Centers for Disease Control for classifying the complexity of tests for CLIA purposes. Increased approval of “waived” test kits could lead to increased testing by physicians in their offices, which could affect our market for laboratory testing services and negatively impact our revenues.

Changes in payer mix, including an increase in capitated managed-cost health care or new national or networking managed care purchasing models, could have a material adverse impact on our net revenues and profitability.

Most testing services are billed to a party other than the physician or other authorized person that ordered the test. In addition, tests ordered by a single physician may be billed to different payers depending on the medical benefits of a particular patient. Increases in the percentage of services billed to government and managed care payers could have an adverse impact on our net revenues. For the year ended December 31, 2005, the percentage of accessions by payer was:

•	private patients—2.4%;

•	Medicare, Medicaid and other—21.3%;

•	commercial clients—34.8%; and

•	managed care—41.5%.

Managed care providers typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of our managed care testing is negotiated on a fee-for-service basis at a discount from our patient prices. Such discounts have historically resulted in price erosion and have negatively impacted our operating margins. In addition, managed care organizations have used capitated payment contracts in an attempt to fix the cost of laboratory testing services for their enrollees. Under a capitated payment contract, the clinical laboratory and managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. Such contracts shift the risk of additional testing beyond that covered by the capitated payment to the clinical laboratory. Pursuant to legislation passed in late 2003, the percentage of Medicare beneficiaries enrolled in Medicare managed care plans is expected to increase. For the year ended December 31, 2005, capitated contracts accounted for approximately $136.5 million, or 4.1%, of our net sales.

Recently, managed care companies have announced their intention to adopt new national or networking managed care laboratory services purchasing models. If we are unable to participate in these new models, it would have a material adverse impact on our net revenues and profitability.

In addition, Medicare and Medicaid and private insurers have increased their efforts to control the cost, utilization and delivery of health care services, including clinical laboratory services. Measures to regulate health care delivery in general, and clinical laboratories in particular, have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry by increasing complexity and adding new regulatory and administrative requirements.

We expect efforts to impose reduced reimbursements and more stringent cost controls by government and other payers to continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, it would have a material adverse impact on our net revenues and profitability.

A failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers, could impact our ability to successfully grow our business.

To offset efforts by payers to reduce the cost and utilization of clinical laboratory services, we need to obtain and retain new customers and alliance partners. In addition, a reduction in tests ordered or specimens submitted by existing customers, without offsetting growth in our customer base, could impact our ability to successfully grow our business and could have a material adverse impact on our net revenues and profitability. We compete primarily on the basis of the quality of our testing, reporting and information systems, our reputation in the medical community, the pricing of our services and our ability to employ qualified personnel. Our failure to successfully compete on any of these factors could result in the loss of customers and a reduction in our ability to expand our customer base.

In addition, we rely on developing alliances with hospitals to expand our business through traditional and non-traditional business models. Reference agreements, or the traditional business model, provide a means for hospitals to outsource patient laboratory testing services that are esoteric or complex, or that are not time critical. A non-traditional business model is where we provide technical support services in a variety of health care settings. Our ability to expand the number of alliances with hospitals and maintain current alliances, many of which are terminable on short notice, could impact our ability to successfully grow our business.

A failure to integrate newly acquired or contracted businesses and the costs related to such integration could have a material adverse impact on our net revenues and profitability.

The successful integration of any business we may acquire in the future entails numerous risks, including, among others:

•	loss of key customers or employees;

•	difficulty in consolidating redundant facilities and infrastructure and in standardizing information and other systems;

•	failure to maintain the quality of services that such companies have historically provided;

•	coordination of geographically-separated facilities and workforces; and

•	diversion of management’s attention from the day-to-day business of our company.

We cannot assure you that current or future acquisitions or contracted businesses, if any, or any related integration efforts will be successful, or that our business will not be adversely affected by any future acquisitions. Even if we are able to successfully integrate the operations of companies or businesses we may acquire in the future, we may not be able to realize the benefits that we expect to result from such integration, including projected cost savings within the projected time frame or at all.

Adverse results in material litigation matters could have a material adverse effect upon our business.

Although we are not currently involved in any material legal actions, we may become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

An inability to attract and retain experienced and qualified personnel could adversely affect our business.

The loss of key management personnel or our inability to attract and retain experienced and qualified skilled employees at our clinical laboratories and research centers could adversely affect the business. Our success is dependent in part on the efforts of key members of our management team. Our success in maintaining our leadership position in genomic and other advanced testing technologies will depend in part on our ability to attract and retain skilled research professionals. In addition, the success of our clinical laboratories also depends on employing and retaining qualified and experienced laboratory professionals, including specialists, who perform our clinical laboratory testing services. In the future, if competition for the services of these professionals increases, we may not be able to continue to attract and retain individuals in our markets. Our revenues and earnings could be adversely affected if a significant number of professionals terminate their relationship with us or become unable or unwilling to continue their employment.

Failure to maintain our days sales outstanding levels would have an adverse effect on our business.

Billing for laboratory services is a complex process. Laboratories bill many different payers such as doctors, patients, hundreds of different insurance companies, Medicare, Medicaid and employer groups, all of which have different billing requirements. We believe that our bad debt expense, which was 5.3% of our net revenues at December 31, 2005, is the result of non-credit related issues which slow the billing process and patients who are unable or unwilling to pay. If we are unable to maintain our days sales outstanding level, or DSO, which as of December 31, 2005 was approximately 54 days, our bad debt expense and DSO could increase, which would have an adverse effect on our business.

Failure in our information technology systems could significantly increase testing turn-around time or billing processes and otherwise disrupt our operations.

Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems. Despite network security measures and other precautions we have taken, our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. In addition, we are in the process of integrating the information technology systems of our recently acquired subsidiaries, and we may experience system failures or interruptions as a result of this process. Sustained system failures or interruption of our systems in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Failure of our information technology systems could adversely affect our business, profitability and financial condition.

Operations may be disrupted and adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, or acts of terrorism or other criminal activities.

Our operations may be adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, or acts of terrorism or other criminal activities. Such events may result in a temporary decline in the number of patients who seek laboratory testing services. In addition, such events may temporarily interrupt our ability to transport specimens, our ability to utilize certain laboratories or to receive material from our suppliers.

Failure to comply with the Sarbanes-Oxley Act of 2002, including Section 404 of that Act which requires management to report on, and our independent registered public accounting firm to attest to and report on, our internal controls, could cause sanctions and investigations by regulatory authorities, such as the SEC.

If we are not able to continue to comply with the requirements of Section 404 in a timely manner, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in connection with continued testing and strengthening of our internal control system.

FORWARD-LOOKING INFORMATION

We make in this prospectus and the documents incorporated by reference into this prospectus forward-looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes”, “expects”, “may”, “will”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties, including, but not limited to, the risks described under the heading “Risk Factors.” Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere in this prospectus, in the documents incorporated by referenced into this prospectus and in our other public filings, press releases and discussions with our management, including:

1. changes in federal, state, local and third party payer regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing;

2. adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs;

3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and CLIA, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;

4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which could result in penalties and loss of licensure;

5. failure to comply with HIPAA, which could result in significant fines;

6. failure of third party payers to complete testing with us, or accept or remit transactions in HIPAA-required standard transaction and code set format, which could result in an interruption in our cash flow;

7. increased competition, including price competition;

8. changes in payer mix, including an increase in capitated managed-cost health care or the impact of a shift to consumer-driven health plans;

9. failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;

10. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;

11. failure to effectively manage the integration of newly acquired businesses and the cost related to such integration;

12. adverse results in litigation matters;

13. inability to attract and retain experienced and qualified personnel;

14. failure to maintain our days sales outstanding levels;

15. decrease in credit ratings by Standard & Poor’s and/or Moody’s;

16. failure to develop or acquire licenses for new or improved technologies, or the use of new technologies by customers to perform their own tests;

17. inability to commercialize newly licensed tests or technologies or to obtain appropriate reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;

18. inability to obtain and maintain adequate patent and other proprietary rights for protection of our products and services and successfully enforce our proprietary rights;

19. the scope, validity and enforceability of patents and other proprietary rights held by third parties that might have an impact on our ability to develop, perform, or market our tests or operate our business;

20. failure in our information technology systems resulting in an increase in testing turnaround time or a failure of billing processes or the failure to meet future regulatory or customer information technology and connectivity requirements;

21. failure of our existing and new financial information systems resulting in failure to meet required financial reporting deadlines;

22. failure of our disaster recovery plans to provide adequate protection against the interruption of business and/or the recovery of business operations;

23. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters and terrorism or other criminal acts;

24. failure by us to comply with the Sarbanes-Oxley Act of 2002, including Section 404 of that Act, which requires management to report on, and our independent registered public accounting firm to attest to and report on, our internal controls; and

25. liabilities that result from any future inability to comply with new corporate governance requirements.

Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated.

For purposes of the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes plus fixed charges. “Fixed charges” represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense. As of the date of this prospectus, we have no preferred stock outstanding.

	Year Ended December 31,					Six Months Ended June 30, 2006
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges (unaudited)	7.40	10.03	8.15	9.59	9.62	9.27

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “LH.” As of October 19, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $68.10. As of September 21, 2006, there were approximately 566 stockholders of record.

The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange.

	High	Low
Year Ending on December 31, 2006
3rd Quarter (through October 19, 2006)	$68.84	$61.94
2nd Quarter	62.80	56.39
1st Quarter	59.39	53.68
Year Ending on December 31, 2005
4th Quarter	$55.00	$47.22
3rd Quarter	51.95	46.60
2nd Quarter	51.25	46.83
1st Quarter	50.60	44.63
Year Ending on December 31, 2004
4th Quarter	$50.00	$41.10
3rd Quarter	43.75	36.80
2nd Quarter	42.47	38.57
1st Quarter	44.20	36.95

DIVIDEND POLICY

We have not historically paid dividends, and we currently do not intend to pay dividends on our common stock in the future. The payment of dividends by us is subject to the discretion of our board of directors and will depend on our financial position, capital requirements and liquidity, contractual and legal requirements, results of operations and other factors. In addition, our senior credit facilities place certain limits on the payment of dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the period ended June 30, 2006. The selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 are derived from our audited financial statements not included or incorporated by reference in this prospectus. The selected consolidated financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006, are derived from unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated by reference in this prospectus, and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results of operations to be expected for the full year or any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2005(a)	2004	2003(b)	2002(c)(d)	2001(e)	2006(f)	2005
						(Unaudited)
	(In millions, except per share amounts)
Statement of Operations Data:
Net Sales	$3,327.6	$3,084.8	$2,939.4	$2,507.7	$2,199.8	$1,782.2	$1,652.4
Gross profit	1,390.3	1,289.3	1,224.6	1,061.8	925.6	765.5	703.2
Operating income	618.1	598.4	533.7	435.0	367.6	358.4	330.7
Net Earnings	386.2	363.0	321.0	254.6	179.5	218.3	202.6
Basic earnings per common share	$2.89	$2.60	$2.23	$1.78	$1.29	$1.75	$1.51
Diluted earnings per common share(g)	$2.71	$2.45	$2.11	$1.69	$1.26	$1.62	$1.41
Basic weighted average common shares outstanding	133.5	139.4	144.0	142.8	138.8	124.4	134.4
Diluted weighted average common shares outstanding	144.9	150.7	154.7	154.2	144.1	136.6	145.6

	As of December 31,					As of June 30,
	2005(a)	2004	2003(b)	2002(c)(d)	2001(e)	2006
						(Unaudited)
	(In millions)
Balance Sheet Data:
Cash and cash equivalents, and short-term investments	$63.1	$206.8	$123.0	$56.4	$149.2	$202.3
Goodwill and Intangible assets, net	2,122.7	1,857.4	1,857.3	1,217.5	968.5	2,098.1
Total assets	3,875.8	3,626.1	3,414.9	2,580.4	1,929.6	4,048.7
Long-term obligations(g)	1,148.9	889.3	879.5	516.0	503.1	1,153.2
Total shareholders equity	1,885.7	1,999.3	1,895.9	1,611.7	1,085.4	2,010.1

(a)

During the third and fourth quarters of 2005, we began to implement our plan related to the integration of Esoterix, Inc. and US Pathology Labs, Inc. operations into our service delivery network. The plan is directed at reducing redundant facilities, while maintaining the goal of providing excellent customer service. In connection with the integration plan, we recorded $11.9 million of costs associated with the execution of the plan. The majority of these integration costs related to employee severance and contractual obligations associated with leased facilities and equipment. Of this amount, $10.1 million related to employee severance benefits for approximately 700 employees, with the remainder primarily related to contractual obligations associated with leased facilities. Employee groups being affected as a result of this plan included those involved in the collection and testing of specimens, as well as administrative and other support functions. We also recorded a special charge of $5.0 million related to forgiveness of amounts owed by patients and clients as well as other costs associated with the areas of the Gulf Coast severely impacted by hurricanes Katrina and Rita.

(b)	On January 17, 2003, we completed the acquisition of all of the outstanding shares of DIANON Systems, Inc. for $47.50 per share in cash, or approximately $595.6 million including transaction fees and expenses. We recorded net restructuring and other special charges of $1.5 million for 2003 in connection with the integrations of its recent acquisitions.
(c)	On July 25, 2002, we completed the acquisition of all of the outstanding stock of Dynacare Inc. in a combination cash and stock transaction with a combined value of approximately $496.4 million, including transaction costs. During the third quarter of 2002, we recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact our existing employees and operations.
(d)	Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”. This Standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized.
(e)	During the third quarter of 2001, we recorded a loss of $5.5 million relating to the write-off of unamortized bank fees associated with our term debt, which was repaid in September of 2001. We also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to our term loan.
(f)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires us to measure the cost of employee services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. We have adopted SFAS 123(R) using the modified prospective application method of adoption which requires us to record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. As a result of adopting SFAS 123(R), our net earnings were reduced by $6.7 for the six months ended June 30, 2006. The impact on basic and diluted earnings per share for the six months ended June 30, 2006 was $0.05 and $0.05 per share, respectively.
(g)	Long-term obligations primarily includes the Old Notes, the 5 1/2% senior notes due 2013, the 5 5/8% senior notes due 2015 and other long-term obligations. The accreted balance of the Old Notes was $544.4 million, $533.7 million, $523.2 million, $512.9 million, and $502.8 million, at December 31, 2005, 2004, 2003, 2002 and 2001, respectively, and $549.9 million at June 30, 2006. The balance of the 5 1/2% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $353.0 million, $353.4 million, $353.8 million, $0, and $0, at December 31, 2005, 2004, 2003, 2002, and 2001, respectively, and $352.8 at June 30, 2006. The principal balance of the 5 5/8% senior notes was $250.0 million at December 31, 2005 and $0 for all other years presented, and $250.0 at June 30, 2006. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $1.5 million, $2.2 million, $2.5 million, $3.1 million, and $0.3 million, at December 31, 2005, 2004, 2003, 2002, and 2001, respectively, and $0.5 million at June 30, 2006. Long-term obligations exclude amounts due to affiliates.

THE EXCHANGE OFFER

As used in this section, the words “we,” “us,” “our” or “LabCorp” refer only to Laboratory Corporation of America Holdings and do not include any current or future subsidiary of LabCorp.

Reasons for the Exchange Offer

The purpose of the exchange offer is to exchange the Old Notes for the New Notes with certain different terms, including a net share settlement feature on conversion, which we believe will reduce the likelihood and extent of dilution to our stockholders. We include the impact of the assumed conversion of our Old Notes into our common stock under the “if-converted” method when computing our diluted earnings per share when it has the effect of decreasing diluted earnings per share. We believe the terms of the New Notes will allow the number of shares used in computing our diluted earnings per share to be less than the amount included under the terms of the Old Notes. For a more detailed description of these changes, see “Summary—Material Differences Between the Old Notes and the New Notes.”

Securities Subject to the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange $1,000 principal amount at maturity of New Notes and an exchange fee of $2.50 for each $1,000 principal amount at maturity of validly tendered and accepted Old Notes. We are offering to exchange all of the Old Notes. However, the exchange offer is subject to the conditions described in this prospectus.

Deciding Whether to Participate in the Exchange Offer

Neither our directors nor officers make any recommendation to the holders of Old Notes as to whether or not to tender all or any portion of your Old Notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Notes and, if so, the amount of Old Notes to tender.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes validly tendered and not validly withdrawn prior to the expiration date, or another date and time to which we extend the offer. We will issue $1,000 principal amount at maturity of New Notes and an exchange fee of $2.50 in exchange for each $1,000 principal amount at maturity of outstanding Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount at maturity.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than some applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

As of the date of this prospectus, there was $743,966,000 principal amount at maturity of Old Notes outstanding and there was one registered holder, a nominee of The Depository Trust Company, or DTC. This prospectus is being sent to that registered holder and to others believed to have beneficial interests in the Old Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes and the applicable exchange fee from us. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, Old Notes will be returned, without expense, to the tendering holder of those Old Notes promptly after the expiration date, unless the exchange offer is extended.

Expiration Date; Extensions; Amendments

The expiration date will be 5:00 p.m., New York City time, on October 23, 2006, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice, and announce the extension by press release or other permitted means, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting any Old Notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

Procedures for Exchange

If you are a DTC participant that has Old Notes that are credited to your DTC account and that are held of record by DTC’s nominee, you may directly tender your Old Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.

A holder who wishes to exchange Old Notes in the exchange offer must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message, on or before the expiration date.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of the book-entry confirmation, that states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed under “—Exchange Agent.”

Any valid tender of Old Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus. Only a registered holder of Old Notes may tender the Old Notes in the exchange offer. If you wish to tender Old Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of Old Notes not properly tendered or Old Notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Old Notes. However, to the extent we waive any conditions of tender with respect to one tender of Old Notes, we will waive that condition for all tenders as well. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties, subject to judgments by a court of law having jurisdiction over such matters. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within the time period we determine. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Old Notes.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured within the time period we determine or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

Subject to and effective upon the acceptance for exchange and exchange of New Notes and payment of the applicable exchange fee for Old Notes tendered by a holder of Old Notes causing an agent’s message to be transmitted to the exchange agent, a tendering holder of Old Notes will be deemed to:

•	have agreed to irrevocably sell, assign and transfer to or upon the order of LabCorp all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the Old Notes tendered thereby;

•	have released and discharged us, and the trustee with respect to the Old Notes, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Notes, but excluding any claims arising now or in the future under federal securities laws;

•	have represented and warranted that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws; and

•	have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.

Acceptance of Old Notes for Exchange

Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes and pay the exchange fee promptly after acceptance of the Old Notes.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange when, as and if we have given oral or written notice of that acceptance to the exchange agent. For each Old Note accepted for exchange, you will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note and the applicable exchange fee.

In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	timely confirmation of book-entry transfer of your Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

If we do not accept any tendered Old Notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged Old Notes to your account maintained with DTC.

Withdrawal Rights

You may withdraw your tender of Old Notes at any time before the exchange offer expires and, if not accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer.

For a withdrawal to be effective, the holder must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes out of the exchange agent’s account at DTC under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message on or before the expiration date.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties, subject to judgments by a court of law having jurisdiction over such matters. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. The Old Notes will be credited to an account maintained with DTC for the Old Notes. You may retender properly withdrawn Old Notes by following the procedures described under “—Procedures for Tendering” at any time on or before the expiration date.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes or pay the applicable exchange fee in exchange for, any Old Notes and may terminate or amend the exchange offer if:

•	a minimum of $371,983,000 of aggregate principal amount at maturity of Old Notes have not been tendered for exchange prior to the expiration of the exchange offer;

•	the registration statement of which this prospectus forms a part and any post-effective amendment to the registration statement is not effective under the Securities Act; or

•	at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us or may be waived by us in whole or in part at any time and from time to time on or before the expiration date in our sole discretion. Our failure to exercise any of the foregoing rights at any time is not a waiver of any of these rights and each of these rights will be an ongoing right which may be asserted at any time and from time to time on or before the expiration date.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at the time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended. In any of those events, we will use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

We may not accept Old Notes for exchange and may take the actions listed below if, prior to the expiration date, any of the following events occur:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in United States financial markets generally;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions; or

•	a commencement of a war, act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•	any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

•	any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of us and our subsidiaries, taken as a whole that, in our reasonable judgment, would have a material adverse effect on us.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered Old Notes to tendering noteholders;

•	extend the exchange offer, subject to the withdrawal rights described in “The Exchange Offer—Withdrawal Rights” herein, and retain all tendered Old Notes until the extended exchange offer expires;

•	amend the terms of the exchange offer, which may result in an extension of the period of time for which the exchange offer is kept open; or

•	waive the unsatisfied condition, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

Exchange Agent

We have retained The Bank of New York to act as the exchange agent in connection with the exchange offer. The exchange agent may contact holders of Old Notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee holders to forward materials relating to the exchange offer to beneficial owners. We have agreed to pay the exchange agent reasonable and customary fees for its services, and will reimburse it for its reasonable out-of-pocket expenses. In addition, the exchange agent will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws. You should direct any questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent at the address set forth on the back cover page of this prospectus.

Information Agent

D.F. King & Co., Inc. has been appointed the information agent for the exchange offer, and will receive customary compensation for its expenses. Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Old Notes tendered under the exchange offer.

Dealer Manager

Lehman Brothers Inc. is acting as the dealer manager in connection with the exchange offer and will receive a fee for its services as dealer manager. Lehman Brothers Inc. will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offers (including reasonable fees and disbursements of counsel), whether or not the exchange offer is completed. Lehman Brother Inc.’s fees will be payable upon expiration or termination of the exchange offer.

We have agreed to indemnify Lehman Brothers Inc. against specified liabilities relating to or arising out of the exchange offer, including civil liabilities under the federal securities laws, and to contribute to payments which it may be required to make in respect thereof. Lehman Brothers Inc. may from time to time hold Old Notes and our common stock in their proprietary accounts, and to the extent it owns Old Notes in these accounts at the time of the exchange offer, Lehman Brothers Inc. may tender these Old Notes. In addition, Lehman Brothers Inc. may hold and trade New Notes in its proprietary accounts following the exchange offer.

From time to time, Lehman Brothers Inc. and its affiliates have provided, and may in the future provide, investment, lending and commercial banking and financial advisory services to us or our affiliates for customary compensation.

Other Fees and Expenses

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Lehman Brothers Inc. for soliciting tenders of Old Notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by officers and other employees of LabCorp.

The total expense expected to be incurred in connection with the exchange offer, assuming all of the Old Notes are exchanged for New Notes, is estimated to be approximately $3.2 million, including the exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes.

Accounting Treatment

For accounting purposes, we will not recognize any gain or loss upon the exchange of the New Notes for Old Notes. We will amortize the exchange fee paid to holders of the New Notes over the term of the New Notes. All other costs incurred in connection with the exchange will be expensed as incurred.

Effect of Tender

Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

Holders of Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

DESCRIPTION OF THE NEW NOTES

We will issue the New Notes under an indenture between us and The Bank of New York, as trustee. The following contains a summary of the terms of the indenture and the New Notes. We urge you to read all of the provisions of the indenture because they define your rights as a New Notes holder. As used in this description of New Notes, the words “we,” “us,” “our” or “LabCorp” refer only to Laboratory Corporation of America Holdings and do not include any current or future subsidiary of LabCorp.

General

The New Notes will be limited to $743,966,000 aggregate principal amount at maturity. The New Notes will mature on September 11, 2021. Each $1,000 principal amount at maturity of New Notes (a “New Note”) will have an initial principal amount upon issuance of $741.92, which is equal to the original issue price of $671.65 for each $1,000 principal amount at maturity of Old Notes on September 11, 2001 plus accrued original issue discount of $70.27 to September 11, 2006. When used herein, principal amount at maturity means $1,000 per New Note. The New Notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

Each New Note will be offered at a substantial discount from its principal amount at maturity. Except as described below under “—Contingent Cash Interest,” we will not make periodic payments of interest on the New Notes. The New Notes will accrue original issue discount while they remain outstanding. Original issue discount will accrue at the rate of 2.0% per year, calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Original issue discount will begin to accrue on the New Notes from September 11, 2006. The principal amount of the New Notes will accrete on March 11 and September 11 of each year, beginning March 11, 2007.

We intend to treat the New Notes as debt instruments subject to the Treasury regulations that provide special rules for contingent payment debt instruments. Holders of the New Notes will continue to accrue original issue discount for U.S. federal income tax purposes. You agree in the indenture to treat your New Notes as contingent payment debt instruments for U.S. federal income tax purposes and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination of the rate at which interest, also referred to herein as tax original issue discount, will be considered to accrue for U.S. federal income tax purposes. Under the contingent payment debt regulations, even if we do not pay any contingent cash interest on the New Notes, holders will be required to include accrued tax original issue discount in their gross income for U.S. federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield to maturity. See “Certain U.S. Federal Income Tax Consequences.”

Original issue discount and contingent cash interest, if any, will cease to accrue on a New Note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a New Note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such New Note.

New Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of New Notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Subordination

Payment on the New Notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. Payment on the New Notes will also effectively be subordinated to all of our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

Upon any payment or distribution of assets of LabCorp to its creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts will have been provided for, before the holders of the New Notes will be entitled to receive any payment or distribution with respect to any New Notes.

By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the New Notes may receive less, ratably, than our other creditors.

In addition, no payment of the principal amount at the maturity of the New Notes, initial principal amount of the New Notes upon issuance, accrued original issue discount, cash due upon conversion, redemption price, purchase price and contingent cash interest, if any, with respect to any New Notes may be made by us, nor may we pay cash with respect to the purchase price of any New Notes (other than for fractional shares) or acquire any New Notes for cash or property (except as set forth in the indenture) if:

(1)	any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

(2)	any default, other than a payment default with respect to senior indebtedness, occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or we receive a written notice of such default from the holders of such senior indebtedness.

Notwithstanding the foregoing, the payment blockage period will end and we may resume payments with respect to the New Notes and may acquire New Notes:

•	when the default with respect to the senior indebtedness is cured or waived; or

•	in the case of a default described in (2) above, 179 or more days pass after we receive notice of the default, provided that the terms of the indenture otherwise permit the payment or acquisition of the New Notes at that time.

No new period of payment blockage may be commenced pursuant to a similar notice relating to the same default on the same issue of senior indebtedness unless nine months have elapsed since we received the notice of default as provided above.

In addition, no payment may be made on the New Notes if any New Notes are declared due and payable prior to their stated maturity by reason of the occurrence of an event of default until the earlier of 120 days after the date of such acceleration or the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, holders of the New Notes are required to pay over any amounts collected by such holders to the holders of senior indebtedness to the extent necessary to pay all holders of senior indebtedness in full.

The term “senior indebtedness” of LabCorp means the principal, premium (if any) and unpaid interest on all present and future:

(1)	indebtedness of LabCorp for borrowed money;

(2)	obligations of LabCorp evidenced by bonds, debentures, notes or similar instruments;

(3)	obligations of LabCorp under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge, and (c) credit swaps, caps, floors, collars and similar arrangements;

(4)	indebtedness incurred, assumed or guaranteed by LabCorp in connection with the acquisition by it or a subsidiary of LabCorp of any business, properties or assets (except purchase money indebtedness classified as accounts payable under generally accepted accounting principles);

(5)	all obligations and liabilities, contingent or otherwise, in respect of leases of LabCorp required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of LabCorp and all obligations and liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that LabCorp is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of LabCorp under such lease or related document to purchase or to cause a third party to purchase such leased property;

(6)	reimbursement obligations of LabCorp in respect of letters of credit relating to indebtedness or other obligations of LabCorp that qualify as indebtedness or obligations of the kind referred to in clauses (1) through (5) above; and

(7)	obligations of LabCorp under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (6) above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not senior in right of payment to the New Notes or that such indebtedness or obligation is subordinated to any other indebtedness or obligation of LabCorp, unless such indebtedness or obligation expressly provides that such indebtedness or obligations are to be senior in right of payment to the New Notes. At June 30, 2006, we had approximately $603.3 million of senior indebtedness outstanding. The indenture does not restrict LabCorp from incurring additional indebtedness, including senior indebtedness.

Because we are a holding company whose operations are conducted through operating subsidiaries, the New Notes will be structurally subordinated to any and all existing and future indebtedness, whether or not secured, and other liabilities and claims of holders of preferred stock of any of our subsidiaries. Any right of LabCorp to participate in any distribution of the assets of any of its subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the New Notes to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that claims of LabCorp itself as a creditor of such subsidiary may be recognized, in which case the claims of LabCorp would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by LabCorp. The indenture does not restrict LabCorp’s subsidiaries from incurring additional liabilities that rank senior to the New Notes.

Conversion Rights

Holders may surrender New Notes for conversion into cash and shares of our common stock, if any, only if at least one of the conditions described below is satisfied. In addition, a New Note for which a holder has delivered a purchase notice requiring us to purchase the New Notes may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

The initial conversion rate is 13.4108 shares of common stock per New Note, subject to adjustment upon the occurrence of certain events described below. A holder of a New Note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

The ability to surrender New Notes for conversion will expire at the close of business on September 11, 2021.

The conversion agent will, on our behalf, determine if the New Notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the New Notes has been satisfied, we will promptly notify the holders of the New Notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

Conversion Based on Common Stock Price.    Holders may surrender New Notes for conversion in any calendar quarter commencing after September 30, 2006, if the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, beginning at 117.5642% and declining 0.1282% per calendar quarter thereafter until it reaches approximately 110% for the calendar quarter beginning July 1, 2021, of the accreted conversion price per share of common stock on the last day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the initial principal amount of a New Note upon issuance plus the accrued original issue discount as of such day, divided by the conversion rate in effect on that day, provided that, for the calendar quarter ended September 30, 2006, the accreted conversion price per share as of September 30, 2006 shall be $55.38.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by Pink Sheets, LLC. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters following issuance of the New Notes. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the calendar quarter and the applicable percentage declines by 0.1282% per calendar quarter. The conversion trigger price for the calendar quarter beginning July 1, 2021 is $81.71.

Quarter*	(1) Accreted Conversion Price Per Share	(2) Applicable Percentage	(3) Conversion Trigger Price (1) x (2)
2006
Fourth Quarter	$55.38	117.5642%	$65.11
2007
First Quarter	$55.66	117.4360%	$65.36
Second Quarter	$55.94	117.3078%	$65.62
Third Quarter	$56.22	117.1796%	$65.87
Fourth Quarter	$56.50	117.0514%	$66.13
2008
First Quarter	$56.78	116.9232%	$66.39
Second Quarter	$57.06	116.7950%	$66.65
Third Quarter	$57.35	116.6668%	$66.90
Fourth Quarter	$57.63	116.5386%	$67.16
2009
First Quarter	$57.92	116.4104%	$67.42
Second Quarter	$58.21	116.2822%	$67.69
Third Quarter	$58.50	116.1540%	$67.95
Fourth Quarter	$58.79	116.0258%	$68.21
2010
First Quarter	$59.08	115.8976%	$68.48
Second Quarter	$59.38	115.7694%	$68.74
Third Quarter	$59.68	115.6412%	$69.01
Fourth Quarter	$59.97	115.5130%	$69.28

Quarter*	(1) Accreted Conversion Price Per Share	(2) Applicable Percentage	(3) Conversion Trigger Price (1) x (2)
2011
First Quarter	$60.27	115.3848%	$69.54
Second Quarter	$60.57	115.2566%	$69.81
Third Quarter	$60.87	115.1284%	$70.08

*	This table assumes no events have occurred that would require an adjustment to the conversion rate.

Conversion Based on Credit Rating Downgrade.    Holders may also surrender a New Note for conversion during any period that the rating assigned to the New Notes by Standard & Poor’s Ratings Services is BB– or lower.

Conversion Based upon Notice of Redemption.    A holder may surrender for conversion a New Note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A New Note for which a holder has delivered a purchase notice, as described below, requiring us to purchase such New Note, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

A “business day” is any weekday that is not a day on which banking institutions in The City of New York are required or authorized to close. A “trading day” is a day during which trading in securities generally occurs on the NYSE or, if our common stock is not listed on the NYSE, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded.

Conversion Upon Occurrence of Certain Corporate Transactions.

Certain Distributions on Our Common Stock.    If we make:

•	a distribution to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; or

•	a distribution to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings, unless the amount thereof, together with all other cash dividends paid in the preceding 12 month period, per share exceeds the sum of (i) 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution and (ii) the quotient of the amount of any contingent interest paid on a New Note during such period divided by the conversion rate in effect on the contingent interest payment date) with a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of New Notes at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the New Notes may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

Consolidations, Mergers and Certain Other Corporate Transactions.    If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other property of LabCorp or another person, a New Note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert each $1,000 principal amount at maturity of New Notes into cash and shares of our common stock, if any, will be changed into a right to convert it into the kind and amount of securities, cash or other assets of LabCorp or another person which the holder would have received if the holder had converted each $1,000 principal amount at maturity of the holder’s New Notes immediately prior to the transaction into a number of shares of our common stock equal to the then applicable conversion rate, subject to the adjustments discussed under “—Conversion Right Adjustment upon Business Combinations and Asset Sales.”

Payment upon Conversion.    We will satisfy in cash our obligation with respect to the accreted principal amount of the New Notes to be converted, with the remaining amount, if any, to be satisfied in shares of our common stock, in each case as described below.

The settlement amount will be computed as follows:

•	a cash amount equal to the lesser of (i) the aggregate accreted principal amount of the New Notes to be converted on the conversion date and (ii) the conversion value (as defined below) of the New Notes to be converted; and

•	if the conversion value exceeds the aggregate accreted principal amount of the New Notes to be converted, a number of shares of our common stock equal to the greater of (i) zero and (ii) the sum of, for each trading day of the cash settlement averaging period (as defined below), the quotient of (A) 10% of the difference between (1) the product of the conversion rate then in effect and the sale price of our common stock for such day and (2) the accreted principal amount of a New Note on the conversion date, divided by (B) the sale price of our common stock for such day.

The “accreted principal amount” with respect to any New Note means, at any date of determination, the sum of (1) the initial principal amount of the New Note upon issuance and (2) the accrued original issue discount that has been accreted to the principal amount of the New Note.

The “conversion value” with respect to any New Note means, on any date of determination, the product of (1) the conversion rate then in effect and (2) the average of the sale prices of our common stock for each trading day in the cash settlement averaging period.

The “cash settlement averaging period” with respect to any New Note means the ten consecutive trading days beginning on the second trading day after the conversion date (as defined below) for those New Notes.

To convert a New Note represented by a global security, a holder must convert by book-entry transfer to the conversion agent (who will initially be the trustee) through the facilities of The Depository Trust Company, or DTC.

To convert a New Note that is represented by a certificated security, a holder must:

•	complete and manually sign the conversion notice on the back of the New Note (or a facsimile thereof) and deliver the completed conversion notice to the conversion agent;

•	surrender the New Note to the conversion agent;

•	if required by the conversion agent, LabCorp or the trustee, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

The “conversion date” will be the date on which all of the foregoing requirements have been satisfied.

We will settle our obligation to deliver cash and shares of our common stock, if any, arising from any conversion on the third trading day following the final trading day of the relevant cash settlement averaging period.

On conversion of a New Note, a holder will not receive any cash payment representing contingent cash interest, if any, except as described below. Delivery to the holder of the cash and the full number of shares of common stock, if any, into which the New Note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the New Note; and

•	to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

We and each holder of a New Note also agree that delivery to the holder of the cash and the full number of shares of common stock, if any, into which the New Note is convertible, together with any cash payment of such holder’s fractional shares, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment) on the New Note for purposes of the Treasury regulations applicable to debt instruments with contingent payments. See “Certain U.S. Federal Income Tax Consequences.”

If contingent cash interest is payable to holders of New Notes during any particular six-month period, and such New Notes are converted after the applicable record date therefor and prior to the next succeeding interest payment date, holders of such New Notes at the close of business on the record date will receive the contingent cash interest payable on such New Notes on the corresponding interest payment date notwithstanding the conversion. Such New Notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the New Notes so converted, unless such New Notes have been called for redemption, in which case no such payment shall be required.

The conversion rate will not be adjusted for accrued original issue discount or any contingent cash interest.

For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering New Notes for conversion, see “Certain U.S. Federal Income Tax Consequences—Classification of the New Notes—U.S. Holders—Sale, Exchange, Conversion or Redemption of the New Notes.”

Conversion Right Adjustment upon Business Combinations and Asset Sales.    If we are a party to a consolidation, merger or a sale of all or substantially all of our assets in which we are not the continuing corporation, or we are a party to a merger or binding share exchange which reclassifies or changes our outstanding common stock, the right to convert each $1,000 principal amount at maturity of New Notes will be changed into a right to convert it into the securities, cash or other assets (the “reference property”) that the holder of the New Notes would have received if the holder had converted each $1,000 principal amount at maturity of New Notes immediately before the effective date of the transaction into a number of shares of our common stock equal to the then applicable conversion rate. However, at and after the effective time of the transaction, the cash portion of the payment upon conversion will continue to be payable in cash (instead of reference property), but the conversion value will be calculated based on the sale prices of the reference property during the cash settlement averaging period instead of our common stock. In determining the amount of reference property to be received by the holder of a New Note in connection with a consolidation, merger, sale or binding share exchange in which our shareholders may elect the form of consideration, the holders of the New Notes will be assumed to have elected to receive the same consideration elected by a majority of the holders of our common stock.

Conversion Adjustments.    We will adjust the conversion rate for:

•	dividends or distributions on our common stock payable in our common stock or our other capital stock;

•	subdivisions, combinations or certain reclassifications of our common stock;

•	distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

•	distributions to the holders of our common stock of our assets (including shares of capital stock of a subsidiary) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings, unless the amount thereof, together with all other cash dividends paid in the preceding 12 month period, per share exceeds the sum of (i) 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution and (ii) the quotient of the amount of any contingent interest paid on a New Note during such period divided by the conversion rate in effect on the contingent interest payment date).

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted in accordance with the indenture based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices (of if no closing sale price is reported, the average of the bid and ask prices or if more than one in either case, the average of the average bid and the average ask prices) of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the NYSE or such other national or regional securities exchange or market on which the securities are then listed or quoted.

No adjustment to the conversion rate need be made if holders of the New Notes may participate in the transaction or in certain other cases.

If we were to implement a stockholders’ rights plan providing that, upon conversion of the New Notes, the holders of such New Notes will receive, in addition to the cash and shares of common stock, if any, issuable upon such conversion, the rights related to such common stock, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred.

Holders of the New Notes may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

See “Certain U.S. Federal Income Tax Consequences—Classification of the New Notes—U.S. Holders—Constructive Dividends.”

Contingent Cash Interest

Subject to the record date provisions described below, we will pay contingent cash interest to the holders of New Notes during any six-month period from September 12 to March 11 and from March 12 to September 11, with the initial six-month period commencing on September 12, 2006, if the average market price of a New Note for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the initial principal amount of the New Note upon issuance and accrued original issue discount for the New Note as of the day immediately preceding the first day of the applicable six-month period. See “—Redemption of New Notes at the Option of LabCorp” for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a New Note will be the five trading days ending on the third trading day immediately preceding such record date.

During any period when contingent cash interest shall be payable, the contingent cash interest payable per New Note in respect of any quarterly period will equal the greater of 0.0625% of the average market price of a New Note for the five trading day measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate, provided that if we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of 0.125% of the average market price of a New Note for the measurement period. Notwithstanding the foregoing, contingent cash interest shall be payable on the New Notes for the six-month period from September 12, 2006 to March 11, 2007, and solely for the purpose of determining the amount of contingent cash interest payable during this six-month period, the average market price for the applicable measurement period will be determined by reference to the average market price of the Old Notes.

Contingent cash interest, if any, will accrue and be payable to holders of New Notes as of the record date, which shall be the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of New Notes as of the record date for the related common stock dividend. If we only pay a regular cash dividend on our common stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of original issue discount.

Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

The market price of a New Note on any date of determination means the average of the secondary market bid quotations per New Note obtained by the bid solicitation agent for $10 million principal amount at maturity of New Notes at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Notes;

then the market price of a New Note will equal (a) the then applicable conversion rate of the New Notes multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the New Notes.

Upon determination that New Note holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish such information on our Web site or through such other public medium as we may use at that time as soon as practicable.

Redemption of New Notes at the Option of LabCorp

No sinking fund is provided for the New Notes. We may redeem the New Notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of New Notes.

If redeemed at our option, the New Notes will be redeemed at a price equal to the sum of the initial principal amount of the New Notes upon issuance plus accrued original issue discount on such New Notes as of the applicable redemption date. The table below shows the redemption prices of a New Note on October 24, 2006 (the assumed issue date of the New Notes), on each September 11 thereafter prior to maturity and at maturity on September 11, 2021. In addition, the redemption price of a New Note that is redeemed between the dates listed below would include an amount reflecting the additional accrued original issue discount that has accrued on such New Note since the immediately preceding date in the table below.

Redemption Date	(1) Initial Principal Amount of New Note*	(2) Accrued Original Issue Discount	(3) Redemption Price (1) + (2)
October 24, 2006	$741.92	$1.77	$743.69
September 11, 2007	741.92	14.91	756.83
September 11, 2008	741.92	30.13	772.05
September 11, 2009	741.92	45.64	787.56
September 11, 2010	741.92	61.47	803.39
September 11, 2011	741.92	77.62	819.54
September 11, 2012	741.92	94.10	836.02
September 11, 2013	741.92	110.90	852.82
September 11, 2014	741.92	128.04	869.96
September 11, 2015	741.92	145.53	887.45
September 11, 2016	741.92	163.37	905.29
September 11, 2017	741.92	181.56	923.48
September 11, 2018	741.92	200.12	942.04
September 11, 2019	741.92	219.06	960.98
September 11, 2020	741.92	238.38	980.30
At stated maturity	$741.92	$258.08	$1,000.00

*	For purposes of this table, we have assumed that the New Notes will be issued on October 24, 2006.

If less than all of the outstanding New Notes are to be redeemed, the trustee will select the New Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the New Notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s New Notes is selected for partial redemption and the holder converts a portion of the New Notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of New Notes by LabCorp at the Option of the Holder

On September 11, 2011 (which we refer to as the purchase date), we may, at the option of the holder, be required to purchase any outstanding New Note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their New Notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the first business day immediately preceding the purchase date.

The purchase price of a New Note on September 11, 2011 will be $819.54 in cash. This purchase price reflects a price equal to the sum of the initial principal amount of the New Notes upon issuance and accrued original issue discount on the New Notes as of the purchase date. For a discussion of the tax treatment of a holder receiving cash upon such purchase, see “Certain U.S. Federal Income Tax Consequences—Classification of the New Notes—U.S. Holders—Sale, Exchange, Conversion or Redemption of the New Notes.”

We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their New Notes.

The purchase notice given by each holder electing to require us to purchase New Notes shall state:

•	if certificated New Notes have been issued, the certificate numbers of the holder’s New Notes to be delivered for purchase;

•	the portion of the principal amount at maturity of New Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the New Notes are to be purchased by us pursuant to the applicable provisions of the New Notes.

Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the first business day immediately preceding the purchase date.

The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	if certificated New Notes have been issued, the certificate numbers of the New Notes being withdrawn, or if not certificated, such notice must comply with appropriate DTC procedures; and

•	the principal amount at maturity, if any, of the New Notes that remains subject to the purchase notice.

In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for a New Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the New Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the New Note will be made as soon as practicable following the later of the purchase date or the time of delivery of the New Note.

If the paying agent holds money sufficient to pay the purchase price of the New Note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the New Note will cease to be outstanding and accrued original issue discount on such New Note will cease to accrue, whether or not the New Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the New Note.

No New Notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the New Notes, other than a default in the payment of the purchase price with respect to such New Notes.

Events of Default and Acceleration

The following are events of default under the indenture:

•	default in the payment of any principal amount at maturity, initial principal amount of the New Notes upon issuance plus accrued original issue discount, cash due upon conversion, redemption price and purchase price, if any, with respect to the New Notes, whether or not such payment is prohibited by the provisions of the indenture;

•	default in payment of any contingent cash interest, which default continues for 30 days;

•	our failure to comply with any of our other agreements in the New Notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the New Notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

•	(A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of LabCorp for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an aggregate principal amount in excess of $25 million (“Indebtedness”) and continuance of such failure, or (B) the acceleration of Indebtedness because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the New Notes then outstanding. However, if such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

•	certain events of bankruptcy, insolvency or reorganization affecting LabCorp or our significant subsidiaries.

If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the New Notes then outstanding may declare the initial principal amount of the New Notes upon issuance plus the original issue discount on the New Notes accrued through the date of such declaration, and any accrued and unpaid contingent cash interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of LabCorp, the initial principal amount of the New Notes upon issuance plus the original issue discount and any contingent cash interest through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such corporation (if other than us) assumes all our obligations under the New Notes and the indenture; and

•	we or such successor corporation shall not immediately thereafter be in default under the indenture.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the New Notes and the indenture.

Modification

We and the trustee may modify or amend the indenture or the New Notes with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the New Notes then outstanding. However, the consent of the holders of each outstanding New Note would be required to:

•	alter the manner of calculation or rate of accrual of original issue discount or contingent cash interest on any New Note or extend the time of payment;

•	make any New Note payable in money or securities other than that stated in the New Note;

•	change the stated maturity of any New Note;

•	reduce the amount of principal payable upon acceleration of maturity of the New Notes following a default;

•	make any change that adversely affects the rights of a holder to convert any New Note;

•	make any change that adversely affects the right to require us to purchase a New Note;

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the New Notes; and

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Without the consent of any holder of New Notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the New Notes;

•	to add to our covenants for the benefit of the holders of the New Notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the New Notes;

•	to make any changes or modifications to the indenture to comply with the Trust Indenture Act , or to comply with any requirements of the SEC in connection with the qualifications of the indenture under the Trust Indenture Act;

•	to cure any ambiguity or inconsistency in the indenture; provided that such amendment does not materially adversely affect the rights of any holder of the New Notes; or

•	to make any change that does not adversely affect the rights of any holder of the New Notes, provided that any change made solely to conform the indenture to the description of the New Notes contained in this prospectus will not be deemed to adversely affect the rights of any holder of the New Notes.

The holders of a majority in principal amount at maturity of the outstanding New Notes may, on behalf of all the holders of all New Notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, initial principal amount of the New Notes upon issuance, accrued and unpaid interest, accrued original issue discount, redemption price or purchase price or obligation to deliver cash and common stock, if any, upon conversion with respect to any New Notes or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding New Note affected.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding New Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the New Notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding New Notes and paying all other sums payable under the indenture.

Calculations in Respect of New Notes

We will be responsible for making all calculations called for under the New Notes. These calculations include, but are not limited to, determination of the market prices of the New Notes and the amount of contingent cash interest, if any, payable on the New Notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of New Notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

If a bankruptcy proceeding is commenced in respect of LabCorp, the claim of the holder of a New Note is, under Title 11 of the United States Code, limited to the initial principal amount of the New Note upon issuance plus the portion of the accrued original issue discount and any contingent cash interest that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the New Notes will be subordinated in right of payment to senior indebtedness and effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

Governing Law

The indenture and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture for the New Notes.

Book-Entry System

The New Notes will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the New Notes for all purposes under the indenture. Owners of beneficial interests in the New Notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the New Notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. LabCorp and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

New Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary), subject to DTC’s (or such successor depositary’s) procedures (DTC has advised that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant.); or

•	an event of default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including banks, trust companies, clearing corporations and other organizations, some of whom and/or whose representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the exchange offer and the ownership and disposition of the New Notes to holders of the Old Notes who participate in the exchange and who hold the Old Notes and the New Notes as capital assets. The discussion is general in nature, and does not discuss all aspects of the U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances (including, for example, the potential application of the alternative minimum tax), or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, persons holding the securities as part of a straddle, hedging or conversion transaction, persons whose functional currency is not the dollar and dealers in securities). In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders. We have not sought any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This summary does not deal with persons that acquire New Notes subsequent to the exchange offer.

For purposes of the discussion herein, a “U.S. Holder” means a beneficial owner of an Old Note or a New Note, as the case may be, who is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of the discussion herein, a “Non-U.S. Holder” means a beneficial owner of an Old Note or a New Note, as the case may be, other than a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) who is not a U.S. Holder for U.S. federal income tax purposes.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of an Old Note or a New Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of an Old Note or a New Note that is a partnership and partners in such partnership should consult their tax advisors.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations that could affect the tax consequences described herein.

EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW SECURITIES AND OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY, AND ARISING AS A RESULT OF CHANGES IN U.S. FEDERAL INCOME TAX LAWS OR THE TAX LAWS OF SUCH OTHER JURISDICTIONS.

Exchange of Old Notes for New Notes

U.S. Holders

Characterization of the Exchange

Under current Treasury Regulations, the exchange of Old Notes for New Notes will be treated as a taxable exchange for U.S. federal income tax purposes (referred to in this discussion as a “Tax Exchange”) only if, taking into account the differences between the terms of the Old Notes and the New Notes, there is deemed to be a “significant modification” of the Old Notes.

In general, these Treasury Regulations provide that a modification of a debt instrument is a significant modification if the legal rights or obligations that are altered and the degree to which they are altered are economically significant. We intend to take the position that the modifications to the Old Notes resulting from the exchange offer will not constitute a significant modification of the Old Notes. By participating in the exchange offer, each holder will be deemed to have agreed, pursuant to the indenture governing the New Notes, to treat the exchange as not constituting a significant modification of the terms of the Old Notes. This position, however, is subject to substantial uncertainty because of the absence of authoritative guidance as to when modifications such as those present here will be considered to be “economically significant.” Accordingly, the IRS or the courts could disagree with our position.

U.S. Federal Income Tax Treatment If No Tax Exchange

If, consistent with our position, the exchange of Old Notes for New Notes does not constitute a significant modification of the Old Notes, the New Notes will be treated as a continuation of the Old Notes. In that case, apart from the income realized in respect of the amount of the exchange fee (discussed below), there will be no U.S. federal income tax consequences to a U.S. Holder who exchanges Old Notes for New Notes pursuant to the exchange offer, and any such holder will have the same adjusted tax basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange. In addition, any such holder will continue to be subject to the same rules governing the treatment of contingent payment debt instruments as were applicable to the Old Notes. These rules and certain other U.S. federal income tax considerations relating to the holding and disposition of the New Notes are summarized below.

U.S. Federal Income Tax Treatment If Tax Exchange

There can be no assurance that the IRS will agree that the exchange does not constitute a Tax Exchange. U.S. Holders and their tax advisors should consider whether such a Tax Exchange would constitute a recapitalization for U.S. federal income tax purposes. Whether such a Tax Exchange qualifies as a recapitalization depends on, among other things, whether the Old Notes and the New Notes constitute “securities” for U.S. federal income tax purposes. We believe that the Old Notes and the New Notes would constitute securities for U.S. federal income tax purposes. However, the rules for determining whether debt instruments such as the Old Notes and the New Notes are securities are complex and unclear. The determination of whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors. Although a debt instrument with a term of more than ten years is generally considered to be a security, no authority clearly addresses the impact of put and call features of the type included in the Old and New Notes on the analysis of whether a debt instrument is a security. If both the Old Notes and the New Notes constitute securities for U.S. federal income tax purposes, the exchange would qualify as a recapitalization for U.S. federal income tax purposes.

The proper application of the recapitalization rules to a debt instrument subject to the Treasury Regulations relating to contingent payment debt instruments is unclear. If the exchange of the Old Notes for New Notes is treated as a Tax Exchange, and if the Tax Exchange is treated as a recapitalization, we believe that, except to the extent of the amount of the exchange fee (discussed below), a U.S. Holder generally should not recognize any gain or loss as a result of the exchange, and generally should have the same tax basis and holding period in the New Notes as such U.S. Holder had in the Old Notes prior to the exchange.

If, contrary to our position, the exchange of the New Notes for the Old Notes is considered a Tax Exchange and, further, such Tax Exchange is not treated as a recapitalization, such Tax Exchange would be a fully taxable transaction, and an exchanging U.S. Holder would be required to recognize gain, if any, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Old Notes surrendered. The amount realized would generally be the fair market value of the New Notes. Any gain generally would be treated as ordinary interest income. In addition, in such a case, a U.S. Holder’s holding period in the New Notes would begin the day after the exchange, and such U.S. Holder’s tax basis in the New Notes generally would equal the fair market value of the New Notes. Even if the exchange is not a recapitalization, a U.S. Holder may not be able to recognize a loss, if any, under the U.S. federal income tax rules relating to “wash sales.”

In addition, if the exchange of the New Notes for the Existing Notes is considered a Tax Exchange (whether as a recapitalization or a taxable exchange), a U.S. Holder may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Notes, may have significantly different treatment upon conversion of the New Notes, and may have a significantly different basis in their common stock acquired upon conversion of the New Notes.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE OWNERSHIP, SALE, EXCHANGE, CONVERSION OR REDEMPTION OF NEW SECURITIES IF THE EXCHANGE IS TREATED AS A TAX EXCHANGE.

Non-U.S. Holders

If, consistent with our position, the New Notes are treated as a continuation of the Old Notes, there will be no U.S. federal income tax consequences to a Non-U.S. Holder who participates in the exchange, except with respect to the receipt of the exchange fee. If, contrary to our position, the exchange of the Old Notes for New Notes constitutes a significant modification for U.S. federal income tax purposes, any gain realized by a Non-U.S. Holder will be subject to, or eligible for exemption from, U.S. federal income or withholding tax to the same extent as would be the case for gain realized upon any sale or exchange of the Old Notes.

Exchange Fee

Although the U.S. tax treatment is unclear under current law, we intend to treat payment of the exchange fee as consideration to holders for participating in the exchange offer. In that case, such payment would result in ordinary income to holders participating in the exchange offer and we will report such payments to holders and the IRS for information purposes in accordance with such treatment. In addition, because we intend to treat the payment of the exchange fee as ordinary income, any exchange fee paid to a Non-U.S. Holder may be subject to a withholding tax of 30% unless the Non-U.S. Holder provides to a withholding agent either an IRS Form W-8ECI certifying that such payment is effectively connected with such holder’s conduct of a United States trade or business, or an IRS Form W-8BEN certifying that such payment is subject to a reduced rate of withholding under an applicable United States income tax treaty.

Tax Consequences of Holding the New Notes

Pursuant to the terms of the indenture, we and each holder of the New Notes agree, for U.S. federal income tax purposes, to treat the New Notes as indebtedness that is subject to the regulations governing contingent payment debt instruments, and the remainder of this discussion assumes that the New Notes will be so treated. However, no assurance can be given that the IRS will not assert that the New Notes should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the New Notes.

U.S. Holders

Under the rules governing contingent payment debt obligations, you will be required to accrue interest income on the New Notes, in the amounts described below, regardless of whether you use the cash or accrual method of tax accounting. Accordingly, you would likely be required to include interest in taxable income in each year in excess of the accruals on the New Notes for non-tax purposes and in excess of any interest payments actually received in that year.

In general, you must accrue an amount of ordinary income for United States federal income tax purposes, for each accrual period prior to and including the maturity date of a New Note that equals:

•	the product of (i) the adjusted issue price of the New Note as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the New Note, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the New Note.

Assuming that, as discussed above, the New Notes are regarded as a continuation of the Old Notes, the issue price of a New Note will be the first price at which a substantial amount of the Old Notes was sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a New Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below and decreased by the projected amounts of any payments previously made.

The term “comparable yield” means the annual yield that an issuer of a contingent payment debt obligation would pay, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the instrument.

We are required to provide to you, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the New Notes (which, assuming that there is no Tax Exchange, would be the same as the schedule prepared in connection with the Old Notes). This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for payments of contingent interest and an estimate for a payment at maturity taking into account the exchange feature. The comparable yield and projected payment schedule are available from the Company by telephoning Laboratory Corporation of America Holdings, Office of the Corporate Secretary, at (336) 229-1127 or submitting a written request for such information to: Laboratory Corporation of America Holdings, Office of the Corporate Secretary, 358 South Main Street, Burlington, North Carolina 27215.

For U.S. federal income tax purposes, you must use the comparable yield and projected payment schedule in determining your interest accruals, and the adjustments thereto described below, in respect of the New Notes, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or projected payment schedule, you must also establish that our comparable yield or projected payment schedule is unreasonable.

THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF YOUR INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE NEW NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO HOLDERS OF THE NEW NOTES.

Adjustments to Interest Accruals on the New Notes

If you receive actual payments with respect to a New Note in a taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you would incur a “net positive adjustment” equal to the amount of such excess. You would treat the “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If you receive actual payments with respect to a New Note in a taxable year that in the aggregate were less than the amount of the projected payments for that taxable year, you would incur a “net negative adjustment” equal to the amount of such deficit. This adjustment will (a) reduce your interest income on the New Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the New Note and the Old Note during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the New Notes or to reduce the amount realized on a sale, exchange, conversion, redemption or repurchase of the New Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

Sale, Exchange, Conversion or Redemption of the New Notes

Generally, the sale, exchange, conversion or redemption of a New Note will result in taxable gain or loss to you. As described above, our calculation of the comparable yield and the projected payment schedule for the New Notes includes the receipt of stock upon exchange as a contingent payment with respect to the New Notes. Accordingly, the receipt of our common stock by you upon the exchange or conversion of a New Note will be treated as a contingent payment. As described above, you are generally bound by our determination of the comparable yield and projected payment schedule. Under this treatment, an exchange or conversion will also result in taxable gain or loss to you. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by you, including the fair market value of any common stock received, and (b) your adjusted tax basis in the New Note. Your adjusted tax basis in a New Note will generally be equal to your original purchase price for the Old Note, increased by any interest income previously accrued by you with respect to the Old Note and the New Note (determined without regard to any adjustments to interest accruals described above), decreased by the amount of any projected payments previously made on the Old Note and the New Note to you. Gain recognized upon a sale, exchange, conversion or redemption of a New Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Your tax basis in our common stock received upon conversion of a New Note will equal the then current fair market value of such common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the New Notes, the conversion rate of the New Notes is increased, such increase may be deemed to be the payment of a taxable dividend to you.

For example, an increase in the conversion rate in the event of distribution of our evidence of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to you, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Non-U.S. Holders

Payments Made With Respect to the New Notes

We are treating payments of contingent interest made to Non-U.S. Holders (other than (1) the receipt of common stock upon conversion or repurchase of a New Note and (2) any payment of contingent cash interest made in any period where the payment is based on the average market price of the New Note) as subject to U.S. federal withholding tax. Therefore, you are subject to withholding on these payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from you claiming that the payments are effectively connected with your conduct of a U.S. trade or business. If you are subject to withholding tax, we urge you to consult your own tax advisors as to whether you can obtain a refund for all or a portion of the withholding tax.

Assuming that the common stock and the New Notes continue to be actively traded and that, as discussed below, we are not considered to be or to have been a United States real property holding corporation, all other payments on the New Notes made to you, including a payment in our common stock in a conversion or repurchase, and any gain realized on a sale or exchange of the New Notes (other than gain attributable to accrued contingent interest payments), should be exempt from U.S. federal income or withholding tax, provided that: (1) you do not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and you are not a bank receiving certain types of interest, (2) the certification requirement described below has been fulfilled with respect to you and (3) the payments and gain are not effectively connected with your conduct of a trade or business in the United States. However, if you are deemed to have received a constructive dividend (see “Dividends on Common Stock and Constructive Dividends,” below), you will generally be subject to U.S. withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of the dividend. In addition, withholding tax may apply with respect to the exchange fee (see “Exchange Fee,” above).

The certification requirement referred to in the preceding paragraph will generally be fulfilled if the beneficial owner of a New Note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person, provides its name and address and otherwise satisfies applicable documentation requirements.

If you are engaged in a trade or business in the United States, and if payments on the New Note are effectively connected with the conduct of this trade or business, then although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that you will be required to provide to us or our paying agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. We urge you to consult your own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of New Notes including the possible imposition of a 30% branch profits tax.

Actual and Constructive Dividends on Common Stock

Dividends paid to you in respect of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. Moreover, if you are a Non-U.S. Holder of a New Note and you receive a constructive dividend as a result of a change in the conversion rate of your New Note, we and other payors may withhold on other amounts payable to you if the relevant payor has control over, or custody, of money or property owned by you and knowledge of the facts that give rise to the withholding. In order to obtain a reduced rate of withholding with respect to such actual or constructive dividends, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty. In addition, where dividends are paid to a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

The withholding tax does not apply to dividends paid to you if you provide a Form W-8ECI, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if you were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

Sale or other Disposition of our Common Stock

You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States,

•	if you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•	we are or have been a United States real property holding corporation at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter.

A corporation is a United States real property holding corporation if, in general, the fair market value of the U.S. real property interests it holds equals or exceeds 50% of the fair market value of the sum of: (i) its U.S. real property interests, (ii) its interests in real property located outside the United States, and (iii) any other of its assets which are used or held for use in a trade or business. We believe that we are not and have not been, a U.S. real property holding corporation for United States federal income tax purposes, although we have not sought or obtained an opinion of legal counsel on this point.

Backup Withholding and Information Reporting

Payments of principal, the exchange fee, interest (including original issue discount and a payment in common stock pursuant to a conversion of the New Notes) and constructive dividends on, and the proceeds of dispositions of, the New Notes, as well as dividends on common stock, may be subject to U.S. federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. certification requirements. In addition, a U.S. Holder may also be subject to information reporting with respect to income on the New Notes unless such holder provides proof of an applicable exemption from the information reporting rules. A Non-U.S. Holder may be subject to U.S. federal backup withholding tax on payments on the New Notes and the proceeds from a sale or other disposition of the New Notes, as well as dividends on common stock, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. In addition, information returns may be filed with the IRS in connection with payments on the New Notes to a Non-U.S. Holder, proceeds from their sale or other disposition and dividends. Any amounts withheld as backup withholding will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle a holder to a refund, provided that the required returns are timely furnished to the IRS.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based on our certificate of incorporation, bylaws, shareholder rights plan and applicable provisions of the General Corporation Law of Delaware. This information is a summary and should be read in conjunction with the provisions our certificate of incorporation, bylaws and shareholder rights plan that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus and the General Corporation Law of Delaware. For more information on how to obtain copies of our certificate of incorporation, bylaws and shareholder rights plan, see “Additional Information.”

Common Stock

Our certificate of incorporation provides that we have authority to issue 265.0 million shares of our common stock, par value $0.10 per share. At June 30, 2006, there were 125.1 million shares of common stock issued and outstanding (net of shares held in treasury). In addition, as of that date, 5.5 million shares of common stock were issuable upon exercise of outstanding stock options, and approximately 10.0 million shares of common stock were issuable upon the conversion of outstanding convertible securities. The outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of us, whether voluntary or involuntary, the holders of common stock will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. We have not historically paid dividends on our common stock. In addition, our credit facilities in effect from time to time may place certain limits on the payment of dividends.

Other Rights and Restrictions

The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other of our securities or to have their shares of common stock redeemed by us. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock upon conversion of the New Notes under this prospectus, the shares will be fully paid and non-assessable.

Listing

Our common stock is listed on The New York Stock Exchange under the symbol “LH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Limitations of Director Liability

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to us or our stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Indemnification

To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.

Shareholder Rights Plan

We adopted a stockholder rights plan effective as of December 13, 2001 that provides that each share of common stock outstanding has one right attached. Each right entitles the holder to purchase from us one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from our common stock if any person becomes the beneficial owner of 15% or more of our common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of our common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

Preferred Stock

We are authorized to issue 30,000,000 shares of preferred stock, par value $.10 per share, of which none are issued and outstanding. The Board of Directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences and limitations of such series to the full extent now or hereafter permitted by Delaware law.

Our board is authorized to issue the preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our board may fix the number of shares constituting any series and the designations of these series.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designations relating to each series that will specify the terms of the preferred stock, including:

•	the maximum number of shares in the series and the distinctive designation;

•	the terms on which dividends will be paid, if any;

•	the terms on which the shares may be redeemed, if at all;

•	the liquidation preference, if any;

•	the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

•	the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

•	the voting rights, if any, on the shares of the series; and

•	any or all other preferences and relative, participating, optional or other special rights or qualifications, limitations or restrictions of the shares.

Voting Rights

The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

No shares of our preferred stock are currently issued and outstanding.

VALIDITY OF SECURITIES

The validity of the New Notes and the shares of common stock issuable upon conversion of the New Notes are being passed upon for Laboratory Corporation of America Holdings by Hogan & Hartson L.L.P., Baltimore, Maryland. The validity of the New Notes will be passed upon for the dealer manager by Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, included therein and incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed a registration statement on Form S-4 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of LabCorp, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. We incorporate by reference any reports filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) after the date of this prospectus and before the date that the exchange offer is terminated which will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information previously filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the period ended March 31, 2006 and the period ended June 30, 2006;

•	Our Current Reports on Form 8-K dated March 1, 2006, July 21, 2006, September 22, 2006 and October 4, 2006; and

•	The description of our common stock, filed in our Registration Statement on Form 8-B filed on July 1, 1994, as amended by Amendment No. 1 thereto dated April 27, 1995, under the Securities Exchange Act of 1934, and the description of the related stock purchase rights in the Registration Statement filed on Form 8-A filed on December 21, 2001, including amendments thereto, and any report filed for the purpose of updating such descriptions.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Laboratory Corporation of America Holdings, Office of the Corporate Secretary, 358 South Main Street, Burlington, North Carolina 27215, telephone (336) 229-1127.

The exchange agent for the exchange offer is:

The Bank of New York

By Facsimile (Eligible Institutions only): (212) 298-1915 By Telephone: (212) 815-3738	By Mail, Hand or Overnight Delivery: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—Floor 7E New York, NY 10286 Attention: Evangeline Gonzalez

Questions, requests for assistance and requests for additional copies of this prospectus may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and brokers call: (212) 269-5550 (collect)

All others: (800) 859-8508 (U.S. toll free)

The dealer manager for the exchange offer is:

LEHMAN BROTHERS

745 Seventh Avenue, 5th Floor

New York, New York 10019

Attention: Convertible Origination Group

(212) 526-0111 (collect)

(800) 443-0892 (U.S. toll free)